ON-AIR IMPACT, INC.
130 Maple Avenue
Suite 6D
Red Bank, NJ 07701
Telephone: (732)-530-7300

VIA EDGAR CORRESPONDENCE

February 15, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Tom Kluck, Legal Branch Chief
Ms. Folake Ayoola, Attorney-Advisor

RE:	ON-AIR IMPACT, INC. Acceleration Request Registration Statement on Form S-1 File No.: 333-168413

Dear Mr. Kluck and Ms. Ayoola:

We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Thursday, February 17, 2011 at 9:00 a.m., Eastern Time or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to Philip Magri, Esq. of The Sourlis Law Firm at (732) 530-9007.

Very truly yours,

On-Air Impact, Inc.

/s/ Dorothy Whitehouse
Dorothy Whitehouse
Chief Executive Officer, President and Director
(Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer)